Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We have issued our report dated March 15, 2006 (except for Note 16 as to which the date is November 9, 2006), relating to the consolidated financial statements and schedules and our report dated March 15, 2006, relating to management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Tarragon Corporation on Form 10-K/A for the year ended December 31, 2005. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Tarragon Corporation on Form S-3 (File Nos. 333-104749, effective March 5, 2004 and 333-121258, effective January 20, 2005) and Form S-8 (File Nos. 333-36582, effective May 9, 2000, 333-36576, effective May 9, 2000, and 333-123805, effective April 4, 2005).
/s/Grant Thornton LLP

Dallas, Texas
November 9, 2006